UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 238th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON DECEMBER 19th, 2024

1.   DATE, TIME AND VENUE: On December 19th, 2024, at 11:00 a.m. (São Paulo local time), held remotely as provided for in Article 16, first Paragraph of the Internal Regulations of the Fiscal Council of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was made in accordance with Article 22, Paragraph 3 and 4 of the Company’s Bylaws. The members of the Company’s Fiscal Council, who subscribe these minutes, were present, establishing quorum. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.       AGENDA AND RESOLUTION: After examined and discussed the matters on the Agenda, the present members of the Fiscal Council unanimously decided as follows:

3.1 Proposal to Cancel Shares Held in Treasury. The proposal to cancel 21,944,664 common, book-entry and non-par value shares issued by the Company and held in treasury, with no reduction in the capital stock, which were repurchased in the context of the Company’s Share Buyback Program, was submitted. Said proposal was examined by the Fiscal Council, with the necessary clarifications being provided, and after analyzing the information presented, the present members of the Fiscal Council unanimously issued a favorable opinion regarding said proposal, In case the aforementioned proposal is approved, the Company’s Bylaws must be adjusted in order to reflect the new number of shares into which the Company’s capital stock is divided, through a proposal to this effect to be submitted to the Company’s shareholders at an Shareholders’ General Meeting to be convened in due time.

4.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, December 19th, 2024.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 20, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director